File No. 82-4668

05010105

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

25 July 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Parker Bishop Limited - registered no. 662917 – Form 363s Annual return for the period ended 10 July 2005.
2. Taylor Nelson Sofres plc – registered no. 912624 – Form 363s Annual return for the period ended 14 July 2005.
3. Taylor Nelson Sofres International Limited – registered no. 1953112 – Form 363s Annual return for the period 14 July 2005.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUL 29 2005
WASH., D.C. 192 SECTION

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

25 July 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Parker Bishop Limited - registered no. 662917 – Form 363s Annual return for the period ended 10 July 2005.
2. Taylor Nelson Sofres plc – registered no. 912624 – Form 363s Annual return for the period ended 14 July 2005.
3. Taylor Nelson Sofres International Limited – registered no. 1953112 – Form 363s Annual return for the period 14 July 2005.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

12 July 2005

Dear Sir/Madam

Parker Bishop Limited registered no. 662917
Annual return for the period ended 10 July 2005

Taylor Nelson Sofres plc registered no. 912624
Annual return for the period ended 14 July 2005

Taylor Nelson Sofres International Limited registered no. 1953112
Annual return for the period ended 14 July 2005

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £90.00, being the filing fee due for the above companies. In regards to Taylor Nelson Sofres plc I also enclosed a CD room with shareholder information.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Companies House
— for the record —

Company Name
PARKER BISHOP LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
662917

Information extracted from Companies House records on
17th June 2005

Section 1: Company details

Ref: 662917/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Pa Newscentre 292 Vauxhall Bridge Road London SW1V 1AE**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Pa Newscentre 292 Vauxhall Bridge Road London SW1V 1AE**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** ~~9305~~ ~~Other service activities n.e.c.~~	**SIC CODE** / **Description** 7499 Non-trading Company

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 29 2005
WASH. D.C.
192

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details	Amended details
Name Paul Simon Kent WRIGHT	Name ______
Address Less Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___
Date of birth 02/12/1957	Date of birth __ / __ / ____
Nationality British	Nationality ______
Occupation Solicitor	Occupation ______
	Date of change __ / __ / ____
	Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS MEDIA INTELLIGENCE LIMITED	Name ____	
Address Tns House Westgate London W5 1UA	Address ____ ____ ____ UK Postcode	**Shares transferred by** TNS MEDIA INTELLIGENCE LIMITED
Shares held *Class* Ordinary *Number* 3400	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 19/07/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *10/7/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **10th July 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bemsand

Telephone number *inc code* 0208 9672230

Address TNS House
Westgate
London

Postcode W5 1UA

DX number *if applicable*

DX exchange

Companies House

— for the record —

Company Name

TAYLOR NELSON SOFRES PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
912624

Information extracted from Companies House records on
18th June 2005

Section 1: Company details

Ref: 912624/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Computershare Services Plc The Pavilions, Bridgwater Road Bristol Avon BS13 8AE	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

SEC MAIL PROCESSING
RECEIVED
JUL 29 2005
WASH, D.C. 192 SECTION

Company Number - 912624

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Anthony KIRKHAM **Address** 12 Queen Annes Grove Chiswick London W4 1HN **Date of birth** 19/06/1946 **Nationality** British **Occupation** Market Research	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Michael Anthony KIRKHAM ceased to be director (if applicable) __ / __ / ____

Company Number - 912624

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Alice PERKINS **Address** 46 Hanover Gardens London SE11 5TN **Date of birth** 24/05/1949 **Nationality** British **Occupation** Civil Servant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Alice PERKINS ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert Oscar ROWLEY **Address** Old Receiving Station Dane End Ware Hertfordshire SG12 0NU **Date of birth** 03/08/1949 **Nationality** British **Occupation** Non Executive Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Robert Oscar ROWLEY ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: Ordinary 5pence each

Number of shares issued: 447,441,087

Aggregate Nominal Value of issued shares: £22,372,054.35

Class of Share: ____________

Number of shares issued: ____________

Aggregate Nominal Value of issued shares: ____________

Class of Share: ____________

Number of shares issued: ____________

Aggregate Nominal Value of issued shares: ____________

Class of Share: ____________

Number of shares issued: ____________

Aggregate Nominal Value of issued shares: ____________

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 447,441,087

Aggregate Nominal Value of issued shares: £22,372,054.35

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 14/07/2004

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House

— for the record —

Company Name

TAYLOR NELSON SOFRES INTERNATIONAL LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

1953112

Information extracted from Companies House records on

18th June 2005

Section 1: Company details

Ref: 1953112/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth / / Nationality ____ Occupation ____ Date of change / / Date Edward Frederick HOEFLING ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Anthony KIRKHAM **Address** 37 St James Avenue Hampton Hill Middlesex TW12 1HH **Date of birth** 19/06/1946 **Nationality** British **Occupation** Market Research	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth / / Nationality ____ Occupation ____ Date of change / / Date Michael Anthony KIRKHAM ceased to be director (if applicable) / /

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary *Number* 16564000	Name ______ Address ______ UK Postcode **Shares held** *Class* ______ *Number* ______	**Shares transferred by** TAYLOR NELSON SOFRES PLC *Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** TNS OVERSEAS HOLDINGS ALPHA LIMITED **Address** C/O Taylor Nelson Sofres Plc West Gate London W5 1UA **Shares held** *Class* Ordinary *Number* 4679413	Name ______ Address ______ UK Postcode **Shares held** *Class* ______ *Number* ______	**Shares transferred by** TNS OVERSEAS HOLDINGS ALPHA LIMITED *Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** TNS OVERSEAS HOLDINGS BETA LIMITED **Address** C/O Taylor Nelson Sofres Plc West Gate London W5 1UA **Shares held** *Class* Ordinary *Number* 1571475	Name ______ Address ______ UK Postcode **Shares held** *Class* ______ *Number* ______	**Shares transferred by** TNS OVERSEAS HOLDINGS BETA LIMITED *Class* ______ *Number* ______ *Date of transfer* __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			